SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2006
Commission File Number: 1-13368
POSCO
(Translation of registrant’s name into English)
POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                     Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                     No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-                                         .]

POSCO is furnishing under cover of Form 6-K :

Exhibit 99.1 :	An English-language translation of documents with respect to change in the largest shareholder of POSCO according to Financial Supervisory Commission of Korea and Korea Stock Exchange Act.

EXHIBIT 99.1
Change in the Largest Shareholder of POSCO
     We hereby inform you of a change in the largest shareholder of POSCO (the ‘Company’) according to Financial Supervisory Commission of Korea and Korea Stock Exchange Act. Details are as follows :
     On February 1, 2006, POSCO confirmed and released the change in the largest shareholder of the company in accordance with the shareholders’ registry book, which was closed at the end of 2005.
     As of December 31, 2005, the latest record date for the general shareholders’ meeting, SK Telecom and its special related companies are the largest shareholder of the company holding 2,481,311 shares, 2.85% of the company’s issued common stocks.
     The former largest shareholder of the company, National Pension Corporation, continues to hold 2.76% stake in POSCO as of December 31, 2005.

	2004.12/E		2005.12/E
Company	shares	%	shares	%
National Pension Corporation	3,084,186	3.54	2,407,509	2.76
ST Telecom	2,481,310	2.85	2,481,310	2.85
SK Securities	6,499	—	1	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date February 1, 2006	By	/s/ Cho, Jae-Ku

(Signature)*
*Print the name and title under the signature of the signing officer.		Name: Cho, Jae-Ku
Title: General Manager of Finance Management Department